May 28, 2010

VIA EDGAR

Katherine Wray, Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

RE:	CBIZ, Inc. Definitive Proxy Statement on Schedule 14A Filed April 9, 2010 File No. 001-32961

Dear Ms. Wray:

CBIZ, Inc. (the “Company” or “CBIZ”) is submitting this letter in response to the comment letter (the “Letter”) received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”), dated May 14, 2010 relating to the above-captioned filing of CBIZ.

Below is the Company’s response to the comments raised by the Staff in the Letter. For the convenience of the Staff, the numbers of our responses corresponds to the numbers of the comments in the Letter and we have repeated the Staff’s comment before the response.

General

Comment 1.

We note your disclosure on page 10 that your compensation committee was established, among other reasons, to assist the board in ensuring that your compensation plans “properly reflect the objectives and performance of management and the Company without creating undue compensation risk to CBIZ.” However, you do not appear to have included disclosure directly responsive to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that such disclosure is not necessary and describe the process you undertook to reach that conclusion.

Katherine Wray
Division of Corporation Finance
May 28, 2010

Response:

We respectfully advise the Staff that the Compensation Committee of the Board of Directors (the “Committee”) and the full Board of Directors (the “Board”) reviewed the compensation policies and practices of the Company on February 11, 2010, in order to determine whether CBIZ’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on CBIZ, and whether or not a disclosure is necessary under Item 402(s) of Regulation S-K. Following the review, examination and discussion of CBIZ’s compensation policies and practices, the Committee and the full Board determined that CBIZ’s compensation policies and practices are not reasonably likely to have a material adverse effect on CBIZ. Based on a review of the Company’s executive and unit-level compensation plans, the Compensation Committee and the Board determined that the Company’s compensation models reduce the risks targeted under the rule by making executive compensation dependent on median industry and peer group targets, as well as paying bonuses based on a combination of EPS and margin improvement, subject to clear, predetermined adjustments. Unit compensation models were also found to be less susceptible to these concerns as they are tied to standard insurance and benefit product commission sales, production and revenue production related to commonly offered products and services, billing for professional time, and a scorecard process that incorporates risk management elements.

According to Commission Release No. 33-9089 (the “Adopting Release”) at page 12, “the final rule requires a company to address its compensation policies and practices for all employees, including non-executive officers, if the compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the company.” [Emphasis added]. Similarly, the Commission states in footnote 38 of the Adopting Release that Item 402(s) of Regulation S-K (“Item 402(s)”) disclosure is only required “to the extent that” risk considerations are a material aspect of the company’s compensation policies or decisions and at page 13 that “. . . disclosure is only required if the compensation policies and practices are reasonably likely to have a material ‘adverse’ effect on the company.” [Emphasis added]. Later in the Adopting Release at page 15, the Commission reiterated that “. . . disclosure under the amendments is only required if the compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the company.” The Adopting Release is consistent with the text of Item 402(s), which states that disclosure is required “[t]o the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant.” [Emphasis added].

Based on the explanatory language provided by the Commission in the Adopting Release and the plain language of Item 402(s), it appears that a registrant is only required to provide disclosure under Item 402(s) if its compensation policies and practices are reasonably likely to have a material adverse effect on the company. Accordingly, in light the Committee’s and full Board’s determination that CBIZ’s compensation policies and practices are not reasonably likely to have a material adverse effect on CBIZ, consistent with the requirements of Item 402(s) and the Adopting Release, disclosure was not included in CBIZ’s 2010 Proxy Statement filed with the Commission.

Katherine Wray
Division of Corporation Finance
May 28, 2010

Executive Compensation

Compensation Discussion and Analysis

CBIZ Annual Executive Incentive Plan, page 20

Comment 2.

You disclose in this section that 2009 annual cash incentive awards under the EIP for your named executive officers were determined in part based on achievement of performance targets relating to the company’s EPS growth and its pre-tax margin improvement. You subsequently state that in setting these targets for fiscal 2009, the committee excluded from the calculations “an adjustment for the accounting change related to the Company’s convertible bond.” Accordingly, as the EPS growth and pre-tax margin improvement targets appear to be non-GAAP financial measures, please clearly identify these and other non-GAAP measures used to determine executive compensation as such in future filings. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Response:

We respectfully advise the Staff that the Company will identify non-GAAP measures used to determine executive compensation as such in applicable future filings.

* * * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact me at 216-447-9000.

Sincerely,

CBIZ, Inc.

/s/ Michael W. Gleespen
By: Michael W. Gleespen
Title: General Counsel and Corporate Secretary

cc: Mr. Anthony J. Renzi, Jr.
Akin Gump Strauss Hauer & Feld LLP